Exhibit 100.4

NICE Takes Gold and Silver at the 2019 Stevie Awards for NEVA and CXone

Accolades recognize NICE Employee Virtual Attendant for innovatively empowering collaboration between the human and robotic workforces and NICE inContact CXone for innovation in customer service

Hoboken, N.J., February 28, 2018 – NICE (Nasdaq: NICE) today announced that NEVA (NICE Employee Virtual Attendant) has been presented a Gold Stevie at the 13th annual Stevie® Awards for Sales & Customer Service. The first virtual attendant designed with the employee in mind, NEVA received the award for leading edge innovation in AI and virtual assistant technology in the 'contact center solution – new version' category. NICE inContact CXone – the world’s #1 cloud customer experience platform – was recognized for innovation in customer service and received the Silver Stevie award in the same category.

Presented by the Stevie Awards, which organizes several of the world’s leading business awards, the accolade recognizes the achievements of customer service, business development and sales professionals. 2,700 nominations from organizations of all sizes and in virtually every industry, in 45 nations, were evaluated in this year’s competition. Finalists were determined by the average scores of more than 150 professionals worldwide, working in seven specialized judging committees. Winners were announced on February 22 at Caesars Palace in Las Vegas, Nevada.

NICE Robotic Process Automation (RPA), with its NEVA innovation, is disrupting the market by uniquely combining both desktop (attended) and robotic (unattended) automations, enabling seamless cooperation between humans and robots and therefore driving true digital transformation. NEVA marks the beginning of a new workforce where employees are empowered by their robotic assistants to deliver meaningful, personalized customer experiences. By responding to voice or text communication from employees while offering real-time process guidance and executing multiple and varied tasks on their behalf, NEVA uniquely ensures alignment with and supports the human workforce while freeing up employees to focus more on connecting with customers. Pushing the threshold in personal customer service and technological innovation, NEVA is a natural integrator with the capabilities to rapidly interact with any desktop application, achieving 100% processing accuracy. Fully GDPR and other regulatory compliance adherent, NEVA accurately processes back office tasks and seamlessly alerts a human to intervene or authorize more sensitive matters for compliance purposes.

“We are honored to receive this prestigious acknowledgement for our innovative contribution towards taking customer engagement to new heights within the industry," said Barry Cooper, President, NICE Enterprise Group." As leaders in attended automation, we have leveraged an unprecedented opportunity to combine Robotic Process Automation with smart virtual assistant technology to effectively synchronize both the human and virtual workforces. NEVA enables humans to deliver exceptionally tailored experiences while the robotic workforce dramatically improves processing accuracy, speed and overall operational efficiencies."

NICE inContact CXone is the leading cloud customer experience platform. CXone unifies Omnichannel Routing, Analytics, Workforce Optimization, and Automation & Artificial Intelligence – providing a seamless customer and agent experience – as part of one enterprise-grade, cloud native platform. With its Open Cloud Foundation, CXone powers rapid innovation via open APIs, leading scalability and reliability (guaranteed 99.99 percent uptime), and carrier-grade connectivity (guaranteed voice quality).

“This second annual Stevie award for NICE inContact CXone demonstrates our ongoing commitment to delivering innovative solutions that enable companies of all sizes to win every customer interaction and earn lifelong loyalty,” said Paul Jarman, CEO of NICE inContact. “According to the NICE inContact CX Transformation Benchmark, an overwhelming majority – 81 percent – of consumers are likely to switch to a competitor after just one bad customer service experience. Delivering exceptional customer experience each and every time isn’t a luxury, it’s a requirement for success in today’s CX economy.”

“The 2019 judges were impressed by the caliber of this year’s nominations, which are worthy of public recognition. We hold the quality of NEVA's as well as NICE inContact CXone's accomplishments as remarkable and applaud NICE on these cutting-edge innovations,” said Michael Gallagher, President and Founder of the Stevie Awards.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

About NICE inContact
NICE inContact is the cloud contact center software leader with the world’s #1 cloud customer experience platform. NICE inContact CXone™ combines best-in-class Omnichannel Routing, Analytics, Workforce Optimization, Automation and Artificial Intelligence on an Open Cloud Foundation. NICE inContact’s solution empowers organizations to provide exceptional customer experiences by acting smarter and responding faster to consumer expectations. NICE inContact’s DEVone developer program is an extensive partner ecosystem, providing applications from partner companies on the CXexchange marketplace that are designed to integrate with CXone. NICE inContact is recognized as a market leader by the leading industry analyst firms. www.niceincontact.com

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper and Mr. Jarman are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.